November 9, 2009
Ms. Kathryn McHale
Staff Attorney
U.S. Securities and Exchange Commission
Mail Stop 4720
100 F Street, NE
Washington, DC 20549-4561

Re:	Midwest Banc Holdings, Inc.
Form 10-K for Fiscal Year Ended December 31, 2008
Filed March 11, 2009
File No. 001-13735
Dear Ms. McHale:
     Midwest Banc Holdings, Inc. (“Midwest” or the “Company”) is pleased to provide the Securities and Exchange Commission (“SEC”) the attached response to your letter dated November 4, 2009. For convenience, your comments have been incorporated into this letter in bold print and are immediately followed by our responses.
We understand and acknowledge that:
•	the Company is responsible for the adequacy and accuracy of the disclosures in the filings;

•	Staff comments or changes to disclosure in response to SEC staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Form 10-K for Fiscal Year Ended December 31, 2008
Note 9 — Goodwill and Core Deposit Intangibles. page F-23
1.	We have reviewed your response dated October 19, 2009 to prior comment one to our letter dated October 6, 2009. We note that you plan on including additional disclosures which you outlined in this response letter beginning with your Form 10-Q for the period ended September 30, 2009. Please revise future filings accordingly. Please also carefully consider your response to our comment no. 1 in our letter dated September 2, 2009 which you responded to on September 29, 2009. We would expect that all future filings would have more granular disclosures similar to the information you provided in the September 29, 2009 response to comment no. 1 including, but not limited to the specific negative factors you outlined, your consideration of both the peer group data and the supporting valuation report obtained in connection with your conclusion that there was no goodwill impairment at September 30, 2009. Please ensure that you have covered all areas in your submitted responses that contained “placeholder information” that was not necessarily available at the time you submitted your response letter.
Management’s Response:
     Consistent with the Company’s established accounting policy and as fully disclosed in the Form 10-Q for the period ended September 30, 2009, the Company conducted its annual goodwill impairment test as of September 30, 2009, with the assistance of a nationally recognized third-party valuation specialist. The Company will perform its next interim assessment of triggering events which could result in goodwill impairment beginning in the fourth quarter of 2009, as this represents the next interim period after an annual impairment test1. At such time and in future periods when annual testing is not being conducted, and beginning with our Annual Report on Form 10-K for the period ended December 31, 2009, the Company will provide the additional disclosures as outlined in our response letter dated October 19, 2009, including the specific negative factors affecting the Company, our consideration of the peer group data and other factors relevant to our conclusion. Although it is not possible to predict future events or conclusions, our disclosure will address the factors deemed significant in our analysis and in reaching our conclusion, in order to appropriately inform investors.
     We wish to inform the Staff that the annual impairment test as of September 30, 2009 indicated that the fair value of the Company was below carrying value. Accordingly, a Step 2 analysis was performed. As a result of that analysis, the Company determined that the $78.9 million of goodwill recorded on the balance sheet was not impaired. In addition to the disclosures required by generally accepted accounting principles, we have significantly expanded our discussion within Management’s Discussion and Analysis to address in detail, all significant indicators in the context of our disclosure of the significant valuation methods, assumptions and results of the annual goodwill impairment analysis. We have expanded our disclosures relative to prior years concerning annual testing in our Form 10-Q for the nine months ended September 30, 2009, as filed today. This disclosure is discussed further in our response to comment two below. We believe that this provides sufficient granularity in order to allow a reader to understand the basis for management’s conclusion.

[1]	In accordance with the authoritative guidance for intangibles – goodwill and other (ASC 350, previously paragraph 28 of FAS 142), “Goodwill of a reporting unit shall be tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount”.

2.	Similarly, please explain in your next response letter how you came to the conclusion and provide persuasive evidence supporting your determination that no goodwill impairment was appropriate at September 30, 2009. We would expect a response similar to that provided in your September 29, 2009 response letter which should contain revised information for this period ended as well as other supporting and/or new relevant details not part of any prior evaluation. Please also provide us with your valuation report at September 30, 2009, if available, and if not, please tell us when it might be forthcoming.
Management’s Response:
     As noted in management’s response to comment one above, an annual goodwill impairment test was conducted as of September 30, 2009, with the assistance of a nationally recognized third-party valuation specialist. Based upon the results of that test, after considering all of the factors, the Company determined that the $78.9 million of goodwill recorded on the balance sheet as of September 30, 2009 was not impaired.
     Under separate cover, a copy of the valuation report obtained in connection with the goodwill impairment testing as of September 30, 2009 will be provided to the Staff on a confidential and supplemental basis pursuant to Rule 12b-4 under the Securities Exchange Act of 1934, as amended, and Rule 418 under the Securities Act of 1933, as amended. In accordance with such rules, we will request that the report be returned promptly following completion of the Staff’s review. By separate letter, we will request confidential treatment of such report pursuant to the provisions of 17 C.F.R. § 200.83.
     In the fourth quarter of 2009, and as indicated in our disclosure, the Company will perform another goodwill impairment test if, in its assessment, it determines any events have occurred or circumstances have changed (triggering events) during that quarter that would more likely than not reduce the fair value of goodwill below the carrying amount. The Company will provide the appropriate additional disclosures in its Annual Report on Form 10-K for the year ended December 31, 2009 as outlined in our response letter dated October 19, 2009.
     Below please find the disclosure included in Management’s Discussion and Analysis contained in the Form 10-Q for the period ended September 30, 2009. We believe this appropriately informs investors of the valuation methodologies used by the Company, the significant factors that led to the decline in fair value and the significant factors and assumptions that led to the conclusion that goodwill was not impaired.

Form 10-Q for the Period Ended September 30, 2009
Management’s Discussion and Analysis
Goodwill
     Goodwill was $78.9 million at September 30, 2009 and December 31, 2008. Consistent with established policy, an annual review for goodwill impairment as of September 30, 2009 was conducted with the assistance of a nationally recognized third party valuation specialist. Based upon that review, the Company determined that the $78.9 million goodwill recorded on the September 30, 2009 balance sheet was not impaired.
     As a result of our previous annual test performed at September 30, 2008, the Company determined goodwill was impaired and recorded an $80.0 million impairment to reduce the goodwill balance to $78.9 million. Under the authoritative guidance for intangibles — goodwill and other (ASC 350), a goodwill impairment test could be triggered between annual testing dates if an event occurred or circumstances changed that would more likely than not reduce the fair value of goodwill below the carrying amount. During each of the quarters ended March 31, 2009 and June 30, 2009, management considered whether events and circumstances would require an interim test of goodwill impairment. Management concluded that it was not more likely than not that these events and changes in circumstances, both individually and in the aggregate, reduced the fair value of the Company’s single reporting unit below its carrying amount. Management’s analysis was based on and considered changes in the key indicators and inputs consistent with those included in our previous annual review such as stock price, estimated control premium, future available cash flows, market multiples, business strategy, credit quality metrics, loan growth, core deposits and regulatory capital requirements along with interest rates, credit spreads and collateral values.
     Following is a summary of the methodologies employed to conduct the Company’s testing at September 30, 2009, the underlying assumptions and related rationale in the context of current facts and circumstances, and how the methodologies employed compared with those used in the prior year test.
     The Company operates in one operating segment, community banking, as defined in the authoritative guidance for segment reporting (ASC 280) and currently does not internally report its operating income below that level or provide such information to its CEO, the company’s chief operating decision maker. For this reason, the Company performs its goodwill impairment test as one reporting unit at the consolidated Company level.
     The methods for estimating the value of the Company under Step 1 of the goodwill impairment test included a weighted average of the discounted cash flow method, the guideline company method and the guideline transaction method. The discounted cash flow method computes the discounted value of both projected annual cash flows and an assumed terminal value. The guideline company and guideline transaction methods use publicly available information on selected peer banks and recent sales of controlling interests in comparable banks to estimate the fair value of the Company. This process allows the Company to determine an appropriate implied control premium which serves to adjust the Company’s market capitalization to an estimated fair value utilized in connection with the Company’s annual goodwill impairment evaluation. The Company used the discounted cash flow method under the income approach weighted at 50%, the guideline public company method weighted at 30% and the guideline transaction method weighted at 20%. The weightings were determined by professional judgment based upon the relative strengths of each of the three methods as it relates to the quality and quantity of available and verifiable information.

     Management worked closely with the third party valuation specialist throughout the valuation process. Management provided necessary information to this third party and reviewed the methodologies and assumptions used including loan and deposit growth, regulatory capital requirements and the Company’s business strategy.
     A reconciliation was performed of the fair value estimate to the Company’s publicly traded market capitalization using the thirty day average closing prices of its common and preferred stock through the valuation date. The implied control premium derived by comparing the Company’s market capitalization to the Step 1 fair value estimate was determined to be within a reasonable range of actual control premiums observed in recently completed transactions in an industry peer group. The results of this reconciliation supported the reasonableness of the fair value estimate used in the goodwill impairment test.
     In Step 1 of the analysis, it was determined that the fair value estimate was less than the carrying value of the single reporting unit. However, in Step 2 of the test it was determined that the decline in the fair value was attributable to a decline in the fair values of the assets of the single reporting unit and an increase in the fair values of liabilities, not to a decline in the value of the goodwill. In general, as a result of the Step 2 analysis, management concluded the decrease in the fair value is primarily attributable to prolonged weak economic conditions and the impact these conditions have had on the fair value of the Company’s loan portfolio and decreases in market interest rates. The decline in interest rates caused the increase in the fair value of borrowings structured in previous periods when market interest rates were higher. These two factors more than account for the drop in the Company’s fair value, leaving goodwill unimpaired. A discussion of the Step 2 test assumptions, methods and results is presented below.
     In Step 2 of the test, the Company estimated the fair value of assets and liabilities in the same manner as if a purchase of the reporting unit was taking place from a market participant perspective, which includes estimating the fair value of other intangibles. The fair value estimation methodology selected for the Company’s most significant assets and liabilities was based on the Company’s observations and knowledge of methodologies typically and currently utilized by market participants, the structure and characteristics of the asset and liability in terms of cash flows and collateral, and the availability and reliability of significant inputs required for a selected methodology and comparative data to evaluate the outcomes. Specifically, the Company selected the income approach for performing loans, retail certificates of deposit, core deposit intangibles, and borrowings, and the market approach for branch properties. The Company estimated fair values separately for nonaccrual loans and loans 60-89 days past due. The income approach was deemed appropriate for the assets and liabilities noted above due to the limited current comparable market transaction data available. The market approach was deemed appropriate for the branch properties and foreclosed properties due to the nature of the underlying real and personal property. In Step 2, the Company did not use multiple approaches to estimate the fair value of any given asset or liability category; therefore, no weightings were incorporated into the Company’s methodology in this step.
     Net loans were $2.4 billion or 66.9% of Company assets as of September 30, 2009. The estimated fair value of net loans was $86.8 million or 3.7% below book value. In computing this estimated fair value, performing loans were separated into fixed and variable components, floors and collateral coverage ratios were considered, and appropriate comparable market discount rates were used to compute fair values using a discounted cash flow approach. A 40% discount was applied to nonaccrual loans based upon recent Company charge-off experience and a 10% discount was applied to loans 60-89 days past due and accruing.

     The core deposit intangible asset fair value was estimated by computing the expected future cost savings from holding low cost deposits and resulted in a fair value estimate $12.3 million above book value. Estimated fair value for the Company’s branch facilities was $7.1 million above book value based upon values determined from the most recent appraisals received adjusted for estimated property value declines from appraisal dates to September 30, 2009.
     The fair values of the Company’s liabilities were estimated using price estimates from a nationally known dealer for 82% of borrowings, and discounted cash flows reflecting the effects of credit spreads for the remaining borrowings and time and brokered deposits. The fair value estimate for all liabilities was $41.3 million above book carrying value. Time and brokered deposits were determined to have a net fair value $14.7 million over book carrying value and borrowings accounted for the remaining $26.6 million.
     Although Step 1 of the impairment test showed the fair value of stockholder’s equity was $88.2 million below the book carrying value, thereby requiring Step 2 testing, the Step 2 results indicated the estimated fair values of other assets and liabilities net were $113.0 million below the book carrying amounts and therefore none of that decrease was attributable to the $78.6 million of goodwill on the books as of at September 30, 2009.
     Material assumptions used in the fair value estimate include projected earnings, projected balance sheet and capital levels, effective tax rates, market discount rates, terminal residual values, composition of market comparables and the weighting of computational method results in Step 1 testing. Changes in any of these assumptions can have a material effect on the fair value used in the goodwill impairment evaluation. In particular, changes in projected earnings and market bank stock levels have a material effect on the Step 1 estimated fair values. As a financial institution, the fair value estimates in Step 2 are extremely sensitive to changes in market interest rates and credit spreads, especially on the values of longer term fixed rate assets and liabilities. Net loans represented 66.9% of total assets as of September 30, 2009. Using the September 30, 2009 impairment study values, a 1% change in loan fair values up or down due to market interest rates or changes in credit spreads would change the net loan fair value by $23.7 million. Core deposit intangible fair values increase with increases in market interest rates. The fair value of long term borrowings with fixed interest rates increases as market rates decline and decreases as market rates increase.
     The assumptions and methodologies used for annual goodwill impairment testing for September 30, 2009 as discussed above, were similar to those used in the prior year and the same third party valuation specialist was used; however, since interest rates continued to decline, credit spreads had widened and asset quality had materially changed, the evaluation of loan fair values was more granular and involved segregating the loan balances into much finer groups for valuation purposes including segregating 60-89 day past due loans and assigning a 10% discount rate on them.
     In the fourth quarter of 2009, the Company will perform another goodwill impairment test if, in its assessment, it determines any events have occurred or circumstances have changed (triggering events) during that quarter that would more likely than not reduce the fair value of goodwill below the carrying amount.

Please contact Jan R. Thiry, Senior Vice President and Chief Accounting Officer, at 708-498-2563, or me at 708-498-2085 if you require additional information or have any questions with respect to the information provided.

Sincerely,
/s/ JoAnn Sannasardo Lilek
JoAnn Sannasardo Lilek
Executive Vice President and Chief Financial Officer